DIVIDEND REINVESTMENT PLAN

The Finite Solar Finance Fund (the “Fund”) has a dividend reinvestment plan (the “Dividend Reinvestment Plan”). Unless a Shareholder of the Fund (a “Shareholder”) is ineligible or otherwise elects, all distributions of dividends (including capital gain dividends) with respect to common shares of beneficial interest of the Fund (“Shares”) will be automatically reinvested by the Fund in additional Shares, which will be issued at the net asset value per Share determined as of the ex-dividend date. Each registered Shareholder may elect to have dividends and distributions distributed in cash (i.e., “opt-out”) rather than participate in the Dividend Reinvestment Plan. For any registered Shareholder that does not so elect (each, a “Participant” and collectively, “Participants”), dividends and/or distributions on such Shareholder’s Shares will be reinvested by the Transfer Agent (the “Plan Agent”), as agent for shareholders in administering the Dividend Reinvestment Plan, in additional Shares, as set forth below. Participation in the Dividend Reinvestment Plan is completely voluntary, and may be terminated or resumed at any time without penalty by Internet, telephone or written notice if received and processed by the Plan Agent prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Participants who hold their shares through a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee.

Shareholders automatically participate in the Dividend Reinvestment Plan, unless and until an election is made to withdraw from the Dividend Reinvestment Plan on behalf of such participating Shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Transfer Agent in writing or by calling 844-4-Finite (844-434-6483). Notice must be received by the Transfer Agent 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the Dividend Reinvestment Plan. Under the Dividend Reinvestment Plan, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Plan Agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per share.

The Plan Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Plan Agent will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the Dividend Reinvestment Plan. The Plan Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.

If you elect to receive distributions and/or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund's current net asset value, and to reinvest all subsequent distributions.

In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Dividend Reinvestment Plan, the Plan Agent will administer the Dividend Reinvestment Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the Dividend Reinvestment Plan.

Neither the Plan Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Dividend Reinvestment Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the Dividend Reinvestment Plan; however, the Fund reserves the right to amend the Dividend Reinvestment Plan to include a service charge payable by the participants.

All correspondence concerning the Dividend Reinvestment Plan should be directed to the Plan Agent at calling 844-4-Finite (844-434-6483). Certain transactions can be performed by calling the toll-free number 844-4-Finite (844-434-6483).